

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Russell H. Ellison, M.D.
Chief Executive Officer
Ventrus Biosciences, Inc.

Re: **Ventrus Biosciences, Inc.**
Registration Statement on Form S-1
Amendment No. 1 filed October 4, 2010
File No. 333-168224

Dear Dr. Ellison:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Company Overview – General, page 2

1. Please briefly expand the discussion to describe the status of VEN 307 and VEN 308 in the FDA approval process, when you had meetings with the FDA concerning VEN 307 and VEN 308, and the specific nature of these meetings. Please provide more detailed information pertaining to meetings with the FDA concerning VEN 307 and VEN 308 and FDA approval process status in the business section.

2. Please expand the discussion to explain what you mean by the statement that VEN 307 "is essentially ready for Phase III studies…."   Please clarify whether additional approval or work is required prior to the commencement of Phase III studies.

Our Products and Development Strategy, page 2

3. Please update the disclosure to indicate whether you filed a revised SPA after March 2010 and describe the response, if any, you received from the FDA.

Diltiazem Cream, page 4

4. We note your response to comment 18 and the additional disclosure concerning the patent application status, specifically that S.L.A.'s patent application has not yet been issued. We also note the statement that "if the continued prosecution of this patent is unsuccessful, or, if successful, and the issued patent is invalidated, we would then have three years of market exclusivity after approval." Please expand the discussion to explain why you would have three years of exclusivity even if no patent is ultimately issued.

"We have had negative cash flows from operations…," page 14

5. We note your response to comments 21 and 22. Please file the credit agreement with Paramount Credit Partners and the subsequent waiver agreement as exhibits or provide an analysis as to why these agreements do not need to be filed.

"We have issued convertible notes that have a maturity date of December 31, 2010," page 15

6. The risk factor should speak as of the latest practicable date and not just June 30, 2010. Please update the disclosure to reflect any modification with respect to the maturity date or other material terms. It appears that if the offering is not completed by December 31, 2010, the automatic conversion will not occur and the offering proceeds may be used to repay this indebtedness. In addition, we note the underwriting agreement has not yet been filed and there is a 45 day option to cover over-allotments. These factors may tend to indicate the offering may not be completed by December 31, 2010. In addition to updating the disclosure, please describe the material effects on the offering, shareholders, and the company's financial condition in the event the offering is not completed by December 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants, page 44

7. Please refer to your response to our prior comment 38. Please move the third paragraph under your accounting policy titled 'Stock-Based Compensation' to the new caption you added for Convertible Debt. In addition, please include the new disclosure regarding how the proceeds from your financing arrangements are allocated to the warrants in your notes to the financial statements.

Research and Development Expense, page 44

8. Please refer to your response to our prior comment 40. We note that you removed the disclosures for research and development expenses for 2007. Please revise your disclosure to include the inception to date amounts for each project in the table.

Dr. Russell H. Ellison
Ventrus Biosciences, Inc.
October 19, 2010
Page 3

Financial Statements
Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies:
Warrants – Convertible Notes:, page F-8

9. Please refer to your response to our prior comment 94. Please revise your table to disclose the assumptions used for each period presented. Please explain why the volatility percentage used increased from 104.78% to 163%. This comment also applies to your disclosure in Note 2 to the interim financial statements.

10. Please revise your disclosure to quantify the assumptions used to determine the fair value of the other warrants disclosed in other sections of the filing.

Note 3 – Related Party Transactions:
Notes Payable:, page F-9
Subsequent Event (2010 Senior Convertible Notes):, page F-11

11. Please refer to your response to our prior comment 93. If the number of warrants issuable under a Qualified Financing cannot be calculated revise your disclosure to quantify the number shares issuable under the warrants if the Qualified Financing does not occur. Also, please explain to us the assumptions, including the number of warrants issuable, used to determine the amount allocated to the warrants. This comment also applies to your disclosure in Note 3 to the interim financial statements.

Note 7 — License Agreements:, page F-16

12. You disclose that the "Company shall issue to S.L.A. that number of additional shares of common stock so that the number of shares following such issuance have a fair market value equal to $500,000." Please explain to us how you accounted for this obligation under the license agreement.

Note 9 – Subsequent Events:
2010 Senior convertible notes, page F-19

13. Please refer to your response to our prior comment 97. Your disclosure is still not clear regarding the potential adjustments to the number of shares of common stock to be received upon exercise of the warrants. Please revise your disclosure to include the potential adjustments as provided in Section 3 of the Warrant agreements.

Note 10 — Pro Forma Effects of Certain Transactions:, page F-20

14. It appears that your revised disclosure in response to our prior comment 92 will present the pro forma effect of certain transactions that are already included in the weighted average common shares outstanding, such as the issuance of shares, or will include transactions that will be anti-dilutive to net loss per common share, such as the issuance of warrants and options. Please revise your disclosure as appropriate. This comment also applies to your disclosure in Note 8 to the interim financial statements.

Notes to Unaudited Condensed Financial Statements

Note 3 – Related Party Transactions:
Notes payable:, page F-27

15. Please refer to your response to our prior comment 98. You disclose that the convertible secured notes are convertible into common stock at a 70% discount. Please clarify whether this should be a 30% discount similar to your disclosure on page F-36.

16. Please revise your disclosure throughout the document to clarify the expiration date of your warrants. Your disclosure on pages F-27 and F-36 state that the warrants expire on June 30, 2015. However, your disclosure on page F-11 states that the warrants expire on March 31, 2015. The disclosure on page II-3 states that the warrants expire on February 26, 2015.

Note 4 – Stockholders' Deficiency
Common stock options and warrants, page F-30

17. Please update the table for warrant activity to include all of the warrants outstanding as of June 30, 2010 as noted in your disclosure on page 100. Based on your disclosure included on page 75 of the original S-1 it appears that many of these warrants were outstanding as of June 30, 2010 and should be included in the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander M. Donaldson, Esq.
    W. David Mannheim, Esq.
    Wyrick Robbins Yates & Ponton LLP
    4101 Lake Boone Trail, Suite 300
    Raleigh, North Carolina 27607